Filed pursuant to Rule 424(b)(3)
Registration No. 333-135626

41,600,523 Shares of Common Stock

On June 12, 2006, we issued and sold $8.0 million aggregate principal amount of our 8% convertible debentures due December 12, 2007, in a private offering. We also issued warrants to purchase up to 9,955,682 shares of our common stock in connection with the financing.

Currently, ignoring any conversion or exercise limitations, the maximum number of shares of our common stock issuable upon conversion or redemption of the debentures is 17,778,000, and the maximum number of shares of our common stock issuable upon exercise of the warrants is 9,955,682. However, because the number of shares of common stock we may issue to pay the monthly redemption amount will not be determined until such payment date, the total number of shares we issue upon conversion or redemption of the debentures and upon exercise of the warrants may exceed this number. As a result, the number of shares covered by this prospectus consists of 150% of the number of shares of common stock that the selling stockholders may receive upon conversion or redemption of the debentures or upon the exercise of the warrants as of the date hereof. Accordingly, we are registering the resale of 41,600,523 shares of common stock underlying the debentures and warrants.

The selling stockholders of Saflink Corporation, listed on page 15, may offer and resell under this prospectus, each for their own accounts, the shares of our common stock which we will issue upon the conversion or redemption of the 8% convertible debentures and upon exercise of the related warrants. The debentures are convertible into shares of our common stock at any time at an initial conversion rate of $0.45 per share. In addition, we may, in our discretion, elect to pay the monthly redemption amount in cash or in shares of our common stock, subject to certain conditions related to the market for shares of our common stock and the registration of the shares issuable upon conversion of the debentures under the Securities Act of 1933.

We will not receive any of the proceeds from the sale of these shares, but we will receive the exercise price of the warrants if the warrants are exercised for cash. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholder will be borne by the selling stockholder. None of the shares offered pursuant to this prospectus have been registered prior to the filing of the registration statement of which this prospectus is a part.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “SFLK.” On September 20, 2006, the last sale price of our common stock as reported on the Nasdaq Capital Market was $0.38 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled “ Risk Factors” beginning on page 7 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before making a decision to purchase our stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 10, 2006.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless the context otherwise requires, the terms “we,” “us,” “our,” “Saflink,” and “the Company” refer to Saflink Corporation, a Delaware corporation, and its subsidiaries.

Saflink is a registered trademark of Saflink Corporation. Other trademarks referred to in this prospectus belong to their respective owners.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.saflink.com.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s public reference rooms; or

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus until the termination of this offering. The following documents, which we have filed with the SEC (SEC file number 000-20270), we incorporated by reference into this prospectus:

(1)	our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 17, 2006, including the amendment on Form 10-K/A filed with the SEC on May 1, 2006;

(2)	our quarterly reports on Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the SEC on May 10, 2006; and for the fiscal quarter ended June 30, 2006, filed with the SEC on August 9, 2006, including the amendment on Form 10-Q/A filed with the SEC on October 4, 2006;

(3)	our current reports on Form 8-K filed with the SEC on April 27, 2006; May 1, 2006; May 10, 2006; June 15, 2006; August 8, 2006; and September 29, 2006;

(4)	our definitive proxy statement on Schedule 14A filed with the SEC on September 22, 2006; and

(5)	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 26, 1992, including any amendments or reports filed for the purpose of updating this information.

You may obtain copies of these filings, at no cost, by writing or telephoning us at the following address:

Saflink Corporation

12413 Willows Road NE, Suite 300

Kirkland, Washington 98034

Attention: Chief Financial Officer

Telephone: (425) 278-1100

THE COMPANY

Saflink Corporation offers software and hardware solutions for protecting critical business assets. Our solutions provide Identity Assurance Management™, a framework designed to improve trust through secure authentication, verification and management of identities. Our products allow an enterprise, commercial or governmental, to verify the identity of users and control their access to computer networks, physical facilities, applications, event tracking systems, and time and attendance systems. For logical and physical access control needs, we develop biometric and smart card application software and hardware, and also resell biometric and smart card hardware and device control software from leading manufacturers. Biometric technologies automatically identify computer users by electronically capturing a specific biological or behavioral characteristic of that individual, such as a fingerprint, iris pattern, voiceprint or facial feature, creating a unique digital identifier from that characteristic and then comparing it against a previously created and stored digital identifier. Because this process relies on largely unalterable human characteristics, it is both highly secure and highly convenient for the individual seeking access. Smart card solutions operate similarly for identity verification and authentication and have historically been used in conjunction with a Public Key Infrastructure (PKI) deployment. Smart cards employing PKI technology can be used for logical access decisions as well as securing electronic communications. The combination of biometrics with smart cards or other security tokens is known as “credentialing.”

Our software and hardware products are designed for large-scale and complex computer networks, facilities, and manufacturing automation systems, and allow users seeking access or performing transactions to be identified using authentication technologies. Our products comply with recognized industry standards, which allows us to integrate a variety of authentication technologies within a common application environment without costly development related to each technology. Our products provide our customers with the flexibility to deploy a mixture of different technologies within their network to meet specific user and environmental requirements while providing protection against technology obsolescence since new devices can be added to, or upgraded within, the system without replacing or modifying the underlying network support infrastructure.

Our principal executive offices are located at 12413 Willows Road NE, Suite 300, Kirkland, Washington 98034. Our telephone number is (425) 278-1100.

RECENT DEVELOPMENTS

Private Placement of 8% Convertible Debentures

On June 12, 2006, we entered into a securities purchase agreement with accredited institutional investors pursuant to which we raised $8.0 million through a private placement of 8% convertible debentures and warrants to purchase up to 8,889,002 shares of our common stock at an exercise price of $0.48 per share. The warrants are exercisable for a period of five years beginning December 10, 2006. We also granted a right of first refusal to investors to purchase their pro rata portion of up to 25% of securities issued by us to third parties for a period of twelve months following the closing of the financing, subject to certain excluded transactions described in the securities purchase agreement. We offered and sold the debentures and the warrants in reliance on exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, and in reliance on similar exemptions under applicable state securities laws. We determined that the foregoing exemptions were applicable for this transaction because, among other things, we did not use general solicitation or advertising to market the securities and all of the investors were accredited investors.

The debentures bear interest at 8% per annum and are due December 12, 2007. The debentures are convertible into shares of our common stock at any time at a conversion rate of $0.45 per share. Under the terms of the purchase agreement, unless we obtain stockholder approval of the financing, we may not issue shares of our common stock upon any conversion of the debentures or upon any exercise of the warrants if the number of shares of common stock so issued upon such conversion of debentures or upon such exercise of warrants, when aggregated with any shares of common stock issued upon any previous conversion of debentures or exercise of warrants issued in the financing, would exceed 17,780,757 shares, or 19.999% of our outstanding common stock on the date of the financing. We agreed to hold a stockholders meeting for the purpose of seeking stockholder approval of the issuance of shares of our common stock underlying the debentures and warrants in excess of 19.999% of our outstanding common stock on the date of the financing as soon as practicable after the maximum number of shares of our common stock issuable upon full conversion of the debentures and exercise of the warrants exceeds 15% of our outstanding common stock on the date of the financing.

In connection with the financing, we agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission covering the resale of the shares of common stock issuable upon conversion of the debentures and the shares of common stock underlying the warrants. We also granted a right of first refusal to investors to purchase their pro rata portion of up to 25% of securities issued by us to third parties for a period of twelve months following the closing of the financing, subject to certain excluded transactions described in the securities purchase agreement.

The placement agent for the financing was Rodman & Renshaw, LLC. Under the terms of our engagement agreement, we paid Rodman & Renshaw a cash fee equal to 6% of the aggregate proceeds raised and issued a warrant to purchase up to 1,066,680 shares of our common stock at an exercise price of $0.48 per share for services rendered as placement agent.

The debentures bear interest on their unpaid principal amount at a rate of 8.0% per year. Interest payments on the debentures are due on each monthly redemption date and each conversion date (as to the principal amount then being converted). We must pay interest in cash unless we meet certain conditions to pay interest in shares of our common stock. In lieu of cash payments, we may, in our discretion, elect to pay the interest on the debentures in shares of our common stock if we have obtained stockholder approval of the financing, subject to the registration of the resale of the shares of common stock issuable as payment of interest on the debentures under the Securities Act. Our ability to pay the interest on the debentures in shares of our common stock is also subject to certain conditions, including that:

•	we have paid all liquidated damages, if any, in respect to the registration rights of the debenture holders;

•	our common stock is listed and trading on a national market or exchange or the OTC Bulletin Board;

•	there is a sufficient number of authorized but unissued and otherwise unreserved shares of our common stock for the issuance of all of the shares issuable pursuant to the financing;

•	there is no existing event of default under the debentures;

•	the issuance would not violate certain ownership limitations contained in the debentures; and

•	the debenture holder is not in possession of any information that constitutes, or may constitute, material non-public information which was provided to the holder by us.

The debentures are convertible into shares of our common stock at any time until the debentures are no longer outstanding at the option of the debenture holders at a conversion price of $0.45 per share. At this initial conversion price, for example, we would issue approximately 17,778,000 shares upon conversion of the $8.0 million aggregate principal amount of the debentures. The conversion price of the debentures is subject to adjustment to prevent dilution resulting from stock splits, stock dividends, and recapitalizations, as well as the issuance of securities at a purchase price less than the conversion price. In particular, each debenture contains a full ratchet anti-dilution provision, such that if we issue in the future convertible or equity securities (subject to certain exceptions, including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the conversion price, the debenture conversion price will be automatically adjusted down to that lesser price. Any of these provisions could have the effect of increasing the total number of shares issuable upon their conversion.

No debenture holder may convert any portion of a debenture if the number of shares of common stock issuable upon such conversion, plus the number of shares of common stock beneficially owned by the holder, would exceed 4.99% of our outstanding shares of common stock, unless the holder waives this limitation at least 61 days prior to the proposed conversion.

We may not prepay any principal under a debenture without the prior consent of the debenture holder.

The principal amount of the debentures is subject to mandatory monthly redemption at the rate of 1/12 of the original principal amount plus accrued but unpaid interest on the debentures commencing December 1, 2006. We may, in our discretion, elect to pay the monthly redemption amount in cash or in shares of our common stock, subject to the registration of the resale of the shares issuable upon conversion of the debentures under the Securities Act. Our ability to pay the monthly redemption amount in shares of our common stock is also subject to certain conditions, including that:

•	we have paid all liquidated damages in respect of the debentures;

•	our common stock is listed and trading on a national market or exchange or the OTC Bulletin Board;

•	there is a sufficient number of authorized but unissued and otherwise unreserved shares of our common stock for the issuance of all of the shares issuable pursuant to the financing;

•	there is no existing event of default under the debentures;

•	the issuance would not violate certain ownership limitations contained in the debentures; and

•	the debenture holder is not in possession of any information that constitutes, or may constitute, material non-public information which was provided to the holder by us.

If an event of default occurs, or if we undergo a change of control, the debenture holders can require us to redeem all or any portion of the unpaid principal under the debentures, plus all accrued and unpaid interest.

A change of control means the existence or occurrence of any of the following:

•	the sale, conveyance or disposition of all or substantially all of our assets;

•	a transaction or series of transactions in which more than 33% of our voting power is disposed of;

•	the consolidation, merger or other business combination of us with or into any other entity, immediately following which our prior stockholders fail to own, directly or indirectly, at least 66% of the surviving entity; or

•	a majority of our board of directors does not consist of continuing directors, meaning individuals who were members of our board of directors on June 12, 2006, or were nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election.

An event of default under the debentures will occur if:

•	we default in the payment of the principal amount of any debenture or any amounts owing in respect of such debenture;

•	we fail to observe or perform any other covenant or agreement contained in the debentures, subject to certain exceptions;

•	we default on or breach the terms of any of our material agreements;

•	we become the subject of bankruptcy or insolvency proceedings;

•	shares of our common stock fail to be eligible for listing or quotation for trading on a trading market and are not be eligible to resume listing or quotation for trading thereon within five trading days;

•	we are made party to any change of control transaction or agrees to sell or dispose of all or substantially all of its assets in one transaction or a series of related transactions;

•	we fail to maintain the effectiveness of the registration statement filed in connection with the financing, subject to certain exceptions;

•	we fail to timely deliver share certificates upon conversion of the debentures; or

•	any judgment or similar final process is entered or filed against us in respect of our property or other assets for more than $150,000, and such judgment or similar final process remains unvacated, unbonded or unstayed for a period of 45 calendar days.

The warrants are exercisable for up to 9,955,682 shares of our common stock at an exercise price of $0.48 per share. The warrants are exercisable for a period of five years beginning December 10, 2006. The exercise price of the warrants is subject to adjustment to prevent dilution resulting from stock splits, stock dividends and recapitalizations, which could have the effect of increasing the total number of shares issuable upon their exercise. The exercise price is also subject to adjustment following the issuance of securities at a purchase price less than the exercise price.

No warrant holder may exercise any portion of a warrant if the number of shares of common stock issuable upon such exercise, plus the number of shares of common stock beneficially owned by the warrant holder, would exceed 4.99% of our outstanding shares of common stock, unless the warrant holder waives this limitation at least 61 days prior to the proposed exercise.

Notice of Continuation of Listing on Nasdaq Capital Market

On June 15, 2006, we received written notification from Nasdaq indicating that we will receive an additional 180 calendar days, or until December 11, 2006, to regain compliance with the minimum bid price requirement as set forth in Nasdaq’s Marketplace Rule 4310(c)(4). The letter also stated that if, at anytime prior to December 11, 2006, the bid price of our common stock closes at $1.00 per share or more for a minimum of ten consecutive business days, then we will receive notification that we comply with the rule.

If we cannot demonstrate compliance by December 11, 2006, we will be provided written notice that our securities will be delisted from the Nasdaq Capital Market. At that time, we would have the right to appeal Nasdaq’s determination to delist our securities to a listing qualifications panel, which would postpone the effect of the delisting pending a hearing on the matter before the panel. If our common stock is delisted from the Nasdaq Capital Market, it would likely trade on the over-the-counter market.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “intend” and “expect” and similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus and in other documents we file from time to time with the SEC. Factors that may cause such a difference include, but not limited to, those discussed under the heading “Risk Factors.” Readers should carefully review the risk factors set forth in this document. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

You should carefully consider the following factors in addition to the other information included or incorporated by reference in this prospectus before making an investment decision. The risk described below are not all inclusive. Additional risks not presently known to us or risks that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

We have accumulated significant losses and may not be able to generate significant revenue or any net income in the future, which would negatively impact our ability to run our business.

We have accumulated net losses of approximately $235.7 million from our inception through June 30, 2006. We have continued to accumulate losses after June 30, 2006, to date and we may be unable to generate significant revenue or net income in the future. We have funded our operations primarily through the issuance of equity securities to investors and may not be able to generate a positive cash flow in the future. If we are unable to generate sufficient cash flow from operations, we will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing. We may not be able to secure such additional financing on favorable terms, or at all. Any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain necessary additional financing, we may be required to reduce the scope of, or cease, our operations.

We have not generated any significant sales of our products within the competitive commercial market, nor have we demonstrated sales techniques or promotional activities that have proven to be successful on a consistent basis, which makes it difficult to evaluate our business performance or our future prospects.

We are in an emerging, complex and competitive commercial market for digital commerce and communications security solutions. Potential customers in our target markets are becoming increasingly aware of the need for security products and services in the digital economy to conduct their business. Historically, only enterprises that had substantial resources developed or purchased security solutions for delivery of digital content over the Internet or through other means. Also, there is a perception that security in delivering digital content is costly and difficult to implement. Therefore, we will not succeed unless we can educate our target markets about the need for security in delivering digital content and convince potential customers of our ability to provide this security in a cost-effective and easy-to-use manner. Even if we convince our target markets about the importance of and need for such security, there can be no assurance that it will result in the sale of our products. We may be unable to establish sales and marketing operations at levels necessary for us to grow this portion of our business, especially if we are unsuccessful at selling our products into vertical markets. We may not be able to support the promotional programs required by selling simultaneously into several markets. If we are unable to develop an efficient sales system, or if our products or components do not achieve wide market acceptance, then our operating results will suffer and our earnings per share will be adversely affected.

A significant number of shares of our common stock are or will be eligible for sale in the open market, which could reduce the market price for our common stock and make it difficult for us to raise capital.

As of September 20, 2006, 88,908,229 shares of our common stock were outstanding. In addition, there were a total of 43,326,102 shares of our common stock issuable upon exercise or conversion of outstanding options, warrants, convertible debentures and a convertible promissory note. These convertible securities to acquire shares of common stock are held by our employees and certain other persons at various exercise or conversion prices, 20,000 of which, however, have exercise or conversion prices below the market price for our common stock of $0.38 as of September 20, 2006. Options to acquire 9,140,626 shares of our common stock were outstanding as of September 20, 2006, and our existing stock incentive plan had 2,180,202 shares available for future issuance as of that date.

The issuance of a large number of additional shares of our common stock upon the exercise or conversion of outstanding options, warrants or convertible promissory notes would cause substantial dilution to existing stockholders and could decrease the market price of our common stock due to the sale of a large number of shares of common stock in the market, or the perception that these sales could occur. These sales, or the perception of possible sales, could also impair our ability to raise capital in the future.

If we do not generate significant revenue from our participation in large government security initiatives or increase the level of our participation in these initiatives, our business performance and future prospects may suffer.

We play various roles in certain large government security initiatives, which includes being a part of an alliance of companies, known as the Fast Lane Option (FLO) Alliance that is pursuing various opportunities in connection with the Transportation Security Administration’s (TSA) Registered Traveler program. In addition, we have participated on the TSA’s Transportation Worker Identification Credential (TWIC) program, where our credentialing solutions accounted for a significant portion of the technology deployment for the prototype or limited deployment phase of the initiative. We have invested a substantial amount of time and resources in our efforts to participate in these and other government security initiatives, but we have not generated significant revenue from our participation in these security initiatives to date. If we are not able to generate significant revenue from our participation in these or other government programs, or if we incur substantial additional expenses related to government programs before we earn associated revenue, we may not have adequate resources to continue to operate or to compete effectively in the government or the commercial marketplace.

If our common stock is delisted from the Nasdaq Capital Market, our stock price may suffer and you may not be able to sell your shares quickly at the market price or at all.

On December 16, 2005, we received a Nasdaq staff deficiency letter indicating that we were not in compliance with the $1.00 per share minimum closing bid price requirement for continued listing on the Nasdaq Capital Market as set forth in Marketplace Rule 4310(c)(4). We received the letter because the bid price of our common stock closed below $1.00 per share for 30 consecutive business days. The deficiency letter also stated that, in accordance with Marketplace Rule 4310(c)(8)(D), we would be provided 180 calendar days, or until June 14, 2006, to regain compliance with the bid price requirement. On June 15, 2006, we received written notification from Nasdaq indicating that we will receive an additional 180 calendar days, or until December 11, 2006, to regain compliance with the minimum bid price requirement as set forth in Marketplace Rule 4310(c)(4). The letter also stated that if, at anytime prior to December 11, 2006, the bid price of our common stock closes at $1.00 per share or more for a minimum of ten consecutive business days, then we will receive notification that we are in compliance with the rule.

If we cannot demonstrate compliance by December 11, 2006, we will be provided written notice that our securities will be delisted. At that time, we would have the right to appeal Nasdaq’s determination to delist our securities to a listing qualifications panel, which would postpone the effect of the delisting pending a hearing on the matter before the panel.

If our common stock is delisted from the Nasdaq Capital Market, it may trade on the over-the-counter market, which may be a less liquid market. In such case, your ability to trade, or obtain quotations of the market value of, shares of our common stock could be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. In addition, the delisting of our common stock from the Nasdaq Capital Market would significantly impair our ability to raise capital in the public markets in the future.

If the market for our products and services does not experience significant growth or if our biometric, token and smart card products do not achieve broad acceptance in this market, our ability to generate significant revenue in the future would be limited and our business would suffer.

A substantial portion of our product revenue and a portion of our service revenue are derived from the sale of biometric, token and smart card products and services. Biometric, token and smart card solutions have not gained widespread acceptance. It is difficult to predict the future growth rate of this market, if any, or the ultimate size of the biometric, token and smart card technology market. The expansion of the market for our products and services depends on a number of factors such as:

•	the cost, performance and reliability of our products and services compared to the products and services of our competitors;

•	customers’ perception of the benefits of biometric, token and smart card solutions;

•	public perceptions of the intrusiveness of these solutions and the manner in which organizations use the biometric information collected;

•	public perceptions regarding the confidentiality of private information;

•	customers’ satisfaction with our products and services; and

•	marketing efforts and publicity regarding our products and services.

Even if biometric, token and smart card solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If biometric or smart card solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

Any acquisition we make in the future could disrupt our business and harm our financial condition.

To date, most of our revenue growth has been created by acquisitions. In any future acquisitions or business combinations, we are subject to numerous risks and uncertainties, including:

•	dilution of our current stockholders’ percentage ownership as a result of the issuance of stock;

•	incurrence or assumption of debt;

•	assumption of unknown liabilities; or

•	incurrence of expenses related to the future impairment of goodwill and the amortization of other intangible assets.

We may not be able to successfully complete the integration of the businesses, products or technologies or personnel in the businesses or assets that we might acquire in the future, and any failure to do so could disrupt our business and seriously harm our financial condition.

We have depended on a limited number of customers for a substantial percentage of our revenue, and due to the non-recurring nature of these sales, our revenue in any quarter may not be indicative of future revenue.

Four customers accounted for 12%, 12%, 11% and 10% of our revenue for the three months ended June 30, 2006, while two customers accounted for 11% and 10% of our revenue for the six months ended June 30, 2006. Two customers accounted for 16% and 10% of our revenue for the twelve months ended December 31, 2005. A substantial reduction in revenue from any of our significant customers would adversely affect our business unless we were able to replace the revenue received from those customers. As a result of this concentration of revenue from a limited number of customers, our revenue has experienced wide fluctuations, and we may continue to experience wide fluctuations in the future. Many of our sales are not recurring sales, and quarterly and annual sales levels could fluctuate and sales in any period may not be indicative of sales in future periods.

Doing business with the United States government entails many risks that could adversely affect us by decreasing the profitability of government contracts we are able to obtain and interfering with our ability to obtain future government contracts.

Sales to the U.S. government and state and local government agencies, either directly or indirectly, accounted for 64% and 56% of our revenue for the three and six months ended June 30, 2006, respectively. Our sales to the U.S. government are subject to risks that include:

•	early termination of contracts;

•	disallowance of costs upon audit; and

•	the need to participate in competitive bidding and proposal processes, which are costly and time consuming and may result in unprofitable contracts.

In addition, the government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

Furthermore, government programs can experience delays or cancellation of funding, which can be unpredictable. For example, the U.S. military’s involvement in Iraq has caused the diversion of some Department of Defense funding away from certain projects in which we participate, thereby delaying orders under certain of our government contracts. This makes it difficult to forecast our revenues on a quarter-by-quarter basis.

Our efforts to expand our international operations are subject to a number of risks, including our potential inability to obtain government authorization regarding exports of our products, any of which could adversely affect our future international sales.

We must comply with U.S. laws regulating the export of our products in order to ship internationally. In some cases, authorization from the U.S. government may be needed in order to export our products. The export regimes applicable to our business are subject to frequent changes, as are the governing policies. Although we have obtained approvals to export certain of our products, we cannot assure you that such authorizations to export will be available to us or for our products in the future. If we cannot obtain the required government approvals under these regulations, we may not be able to sell products abroad or make products available for sale internationally.

Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales, including:

•	increased collection risks;

•	trade restrictions;

•	export duties and tariffs;

•	uncertain political, regulatory and economic developments; and

•	inability to protect our intellectual property rights.

If third parties, on whom we partly depend for our product distribution, do not promote our products, our ability to generate revenue may be limited and our business and financial condition could suffer.

We utilize third parties such as resellers, distributors and other technology manufacturers to augment our full-time sales staff in promoting sales of our products. If these third parties do not actively promote our products, our ability to generate revenue may be limited. We cannot control the amount and timing of resources that these third parties devote to marketing activities on our behalf. Some of these business relationships are formalized in agreements that can be terminated with little or no notice, which may further decrease the willingness of such third parties to act on our behalf. We also may not be able to negotiate acceptable distribution relationships in the future and cannot predict whether current or future distribution relationships will be successful.

The lengthy and variable sales cycle of some of our products makes it difficult to predict operating results.

Certain of our products have lengthy sales cycles while customers complete in-depth evaluations of the products and receive approvals for purchase. In addition, new product introduction often centers on key trade shows and failure to deliver a product prior to such an event can seriously delay introduction of a product. As a result of the lengthy sales cycles, we may incur substantial expenses before we earn associated revenues because a significant portion of our operating expenses is relatively fixed and based on expected revenues. The lengthy sales cycles make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel or change their minds. If customer cancellations or product delays occur, we could lose anticipated sales.

Our failure to maintain the proprietary nature of our technology and intellectual property could adversely affect our business, operating results, financial condition and stock price and our ability to compete effectively.

We principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect our proprietary rights. There is a risk that claims allowed on any patents or trademarks we hold may not be broad enough to protect our technology. In addition, our patents or trademarks may be challenged, invalidated or circumvented, and we cannot be certain that the rights granted thereunder will provide competitive advantages to us. Further, because we do business with the government, we may already have granted, or we may in the future have to grant, greater rights with respect to our intellectual property than we would grant to other entities. Moreover, any current or future issued or licensed patents, or trademarks, or existing or future trade secrets or know-how, may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of our already issued patents or trademarks may infringe upon third party patents or trademarks or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes that are the same as, or substantially equivalent or superior to ours, or become available in the market at a lower price. There is a risk that we have infringed or in the future will infringe patents or trademarks owned by others, that we will need to acquire licenses under patents or trademarks belonging to others for technology potentially useful or necessary to us, and that licenses will not be available to us on acceptable terms, if at all.

We may have to litigate to enforce our patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation could be very costly and divert management’s attention. An adverse outcome in any litigation could adversely affect our financial results and stock price. We also rely on trade secrets and proprietary know-how, which we seek to protect by confidentiality agreements with our employees, consultants, service providers and third parties. There is a risk that these agreements may be breached, and that the remedies available to us may not be adequate. In addition, our trade secrets and proprietary know-how may otherwise become known to or be independently discovered by others.

We may be unable to keep pace with rapid technological change in network operating environments, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Network operating environments are characterized by rapid development and technological improvements. Because of these changes, our success will depend in part on our ability to keep pace with a changing marketplace, integrate new technology into our core software and hardware and introduce new products and product enhancements that build off of our existing technologies to address the changing needs of the marketplace. Various technical problems and resource constraints may impede the development, production, distribution and marketing of our products and services. In addition, laws, rules, regulations or industry standards may be adopted in response to these technological changes, which in turn, could materially and adversely affect how we will do business.

Our future success will also depend upon our ability to develop and introduce a variety of new products and services, and enhancements to these new products and services, to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometric and smart card industry require assessments to be made of the future directions of technology and technology markets generally, which are inherently risky and difficult to predict. Delays in introducing new products, services and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products and services at competitive prices may cause customers to forego purchases of our products and services and purchase those of our competitors.

Our continued participation in the market for governmental agencies may require the investment of our resources in upgrading our products and technology for us to compete and to meet regulatory and statutory standards. We may not have adequate resources available to us or may not adequately keep pace with appropriate requirements to compete effectively in the marketplace.

Our reliance on third party technologies for some specific technology elements of our products and our reliance on third parties for manufacturing may delay product launch, impair our ability to develop and deliver products or hurt our ability to compete in the market.

Our ability to license new technologies from third parties will be critical to our ability to offer a complete suite of products that meets customer needs and technological requirements. Some of our licenses do not run for the full duration of the third party’s patent for the licensed technology. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology, and we may lose a competitive advantage. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to digital communication security issues, either of which events could erode our market share. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market also would be impaired.

We face intense competition and pricing pressures from a number of sources, which may reduce our average selling prices and gross margins.

The markets where we offer our products and services are intensely competitive. As a result, we face significant competition from a number of sources. We may be unable to compete successfully because many of our competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we have. In addition, there are several smaller and start-up companies with which we compete from time to time. We expect competition to increase as a result of consolidation in the information security technology industry.

The average selling prices for our products may decline as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. The pricing of products depends on the specific features and functions of the products, purchase volumes and the level of sales and service support required. As we experience pricing pressure, the average selling prices and gross margins for our products may decrease over product lifecycles. These same competitive pressures may require us to write down the carrying value of any inventory on hand, which would adversely affect our operating results and adversely affect our earnings per share.

A security breach of our internal systems or those of our customers due to computer hackers or cyber terrorists could harm our business by adversely affecting the market’s perception of our products and services.

Since we provide security for Internet and other digital communication networks, we may become a target for attacks by computer hackers. The ripple effects throughout the economy of terrorist threats and attacks and military activities may have a prolonged effect on our potential commercial customers, or on their ability to purchase our products and services. Additionally, because we provide security products to the United States government, we may be targeted by cyber terrorist groups for activities threatened against United States-based targets.

We will not succeed unless the marketplace is confident that we provide effective security protection for Internet and other digital communication networks. Networks protected by our products may be vulnerable to electronic break-ins. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. Although we have never experienced any act of sabotage or unauthorized access by a third party of our internal network to date, if an actual or perceived breach of security for Internet and other digital communication networks occurs in our internal systems or those of our end-user customers, it could adversely affect the market’s perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners.

Our financial and operating results often vary significantly from quarter to quarter and may be adversely affected by a number of factors.

Our financial and operating results have fluctuated in the past and our financial and operating results could fluctuate in the future from quarter to quarter for the following reasons:

•	reduced demand for our products and services;

•	price reductions, new competitors, or the introduction of enhanced products or services from new or existing competitors;

•	changes in the mix of products and services we or our distributors sell;

•	contract cancellations, delays or amendments by customers;

•	the lack of government demand for our products and services or the lack of government funds appropriated to purchase our products and services;

•	unforeseen legal expenses, including litigation costs;

•	expenses related to acquisitions;

•	impairments of goodwill and intangible assets;

•	other financial charges;

•	the lack of availability or increase in cost of key components and subassemblies; and

•	the inability to successfully manufacture in volume, and reduce the price of, certain of our products that may contain complex designs and components.

Particularly important is our need to invest in planned technical development programs to maintain and enhance our competitiveness, and to develop and launch new products and services. Improving the manageability and likelihood of success of such programs requires the development of budgets, plans and schedules for the execution of these programs and the adherence to such budgets, plans and schedules. The majority of such program costs are payroll and related staff expenses, and secondarily materials, subcontractors and promotional expenses. These costs will be very difficult to adjust in response to short-term fluctuations in our revenue, compounding the difficulty of achieving profitability.

We may be exposed to significant liability for actual or perceived failure to provide required products or services.

Products as complex as those we offer may contain undetected errors or may fail when first introduced or when new versions are released. Despite our product testing efforts and testing by current and potential customers, it is possible that errors will be found in new products or enhancements after commencement of commercial shipments. The occurrence of product defects or errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance, or claims by customers against us, or could cause us to incur additional costs, any of which could adversely affect our business. Because our customers rely on our products for critical security applications, we may be exposed to claims for damages allegedly caused to an enterprise as a result of an actual or perceived failure of our products. An actual or perceived breach of enterprise network or information security systems of one of our customers, regardless of whether the breach is attributable to our products or solutions, could adversely affect our business reputation. Furthermore, our failure or inability to meet a customer’s expectations in the performance of our services, or to do so in the time frame required by the customer, regardless of our responsibility for the failure, could result in a claim for substantial damages against us by the customer, discourage customers from engaging us for these services, and damage our business reputation.

Delays in deliveries from suppliers or defects in goods or components supplied by vendors could cause our revenues and gross margins to decline.

We rely on a limited number of vendors for certain components for certain hardware products we are developing. Any undetected flaws in components supplied by our vendors could lead to unanticipated costs to repair or replace these parts. We currently purchase some of our components from a single supplier, which presents a risk that the components may not be available in the future on commercially reasonable terms, or at all. For example, Atmel Corporation has completed the masks for production of specially designed Forté and jForté microprocessors for which we developed the Forté and jForté operating systems. Commercial acceptance of the Forté and jForté microprocessors will depend on continued development of applications to service customer requirements. Any inability to receive or any delay in receiving adequate supplies of the Forté and jForté microprocessors, whether as a result of delays in development of applications or otherwise, would adversely affect our ability to sell the Forté and jForté PKI cards.

We do not anticipate maintaining a supply agreement with Atmel Corporation for the Forté and jForté microprocessors. If Atmel Corporation were unable to deliver the Forté and jForté microprocessors for a lengthy period of time or were to terminate its relationship with us, we would be unable to produce the Forté and jForté PKI cards until we could design a replacement computer chip for the Forté and jForté microprocessors. This could take substantial time and resources to complete, resulting in delays or reductions in product shipments that could adversely affect our business by requiring us to expend resources while preventing us from selling the Forté and jForté PKI cards.

Government regulations affecting security of Internet and other digital communication networks could limit the market for our products and services.

The United States government and foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, including encryption technology. Any additional governmental regulation of imports or exports or failure to obtain required export approval of encryption technologies could delay or prevent the acceptance and use of encryption products and public networks for secure communications and could limit the market for our products and services. In addition, some foreign competitors are subject to less rigorous controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than us in the United States and in international security markets for Internet and other digital communication networks. In addition, governmental agencies such as the Federal Communications Commission periodically issue regulations governing the conduct of business in telecommunications markets that may adversely affect the telecommunications industry and us.

If we fail to attract and retain qualified senior executive and key technical personnel, our business will not be able to expand.

We will be dependent on the continued availability of the services of our employees, many of whom are individually keys to our future success, and the availability of new employees to implement our business plans. Although our compensation program is intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain the services of all of our key employees or a sufficient number to execute our plans, nor can there be any assurance that we will be able to continue to attract new employees as required.

Our personnel may voluntarily terminate their relationship with us at any time, and competition for qualified personnel, especially engineers, is intense. The process of locating additional personnel with the combination of skills and attributes required to carry out our strategy could be lengthy, costly and disruptive.

If we lose the services of key personnel, or fail to replace the services of key personnel who depart, we could experience a severe negative impact on our financial results and stock price. In addition, there is intense competition for highly qualified engineering and marketing personnel in the locations where we will principally operate. The loss of the services of any key engineering, marketing or other personnel or our failure to attract, integrate, motivate and retain additional key employees could adversely affect on our business and financial results and stock price.

Provisions in our certificate of incorporation may prevent or adversely affect the value of a takeover of our company even if a takeover would be beneficial to stockholders.

Our certificate of incorporation authorizes our board of directors to issue up to 1,000,000 shares of preferred stock, the issuance of which could adversely affect our common stockholders. We can issue shares of preferred stock without stockholder approval and upon terms and conditions, and having those types of rights, privileges and preferences, as our board of directors determines. Specifically, the potential issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, voting control of our company even if the acquisition would benefit stockholders.

PLAN OF DISTRIBUTION

We are registering 41,600,523 shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the selling stockholders named in the table below and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise and in one or more transactions. The shares may be sold by one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	on the Nasdaq Capital Market or on such other markets on which our common stock may from time to time be trading;

•	in privately-negotiated transactions;

•	through the writing of options on the shares of common stock, short sales or any combination the two; or

•	any combination of the foregoing, or any other available means allowable under law.

The selling stockholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. The selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided they meet the requirements of these exemptions. Some or all of the shares of common stock issuable upon conversion or redemption of the debentures or upon exercise of warrants may not be issued to, or sold by, the selling stockholders.

Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if it acts as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

The shares may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

We have agreed to pay the costs and expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

We have agreed to indemnify certain of the selling stockholders against liabilities they may incur because of an untrue or alleged untrue statement of a material fact contained in this prospectus or the omission or alleged omission to state in the prospectus a material fact required to be contained in the prospectus, or necessary to make the statements in this prospectus not misleading. However, we shall not be required to indemnify the selling stockholders for liabilities that we incur based on our reliance on written information that the selling stockholders have furnished to us expressly for use in this prospectus. Likewise, certain of the selling stockholders have agreed to indemnify us against liabilities that we incur as a result of any statement or omission made in this prospectus based on written information that the selling stockholders have provided to us expressly for use in this prospectus. No selling stockholder, however, will be liable to us for amounts in excess of the net proceeds that such selling stockholder receives from the sale of its shares pursuant to this prospectus.

The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be “underwriters” as that term is defined under the Securities Act or the Exchange Act. In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act. These provisions may limit the timing of purchases and sales of any of common stock by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares of our common stock. Any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

We have agreed to keep the registration statement, of which this prospectus constitutes a part, effective until the earliest of (i) the date when the selling stockholders have resold all of the shares, (ii) the date on which the selling stockholders may sell all of the shares pursuant to Rule 144(k) of the Securities Act, or (iii) June 12, 2011.

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders, but we will receive the exercise prices payable upon the exercise of the warrants, if exercised for cash. We will use the proceeds received from the exercise of warrants, if any, for working capital and general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by each of the selling stockholders. None of the selling stockholders has held a position or office or had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours or as a result of being a service provider to us. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that each selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The percent of beneficial ownership for the selling stockholders is based on 88,908,229 shares of our common stock outstanding as of September 20, 2006.

We may amend or supplement this prospectus from time to time in the future to update or change this list and shares which may be resold.

Selling Stockholder	Number of Shares Beneficially Owned	Number of Shares Underlying Warrants (1)	Number of Shares Registered for Sale Hereby	Number of Shares to be Owned after Completion of the Offering (2)	Percent of Shares to be Owned after Completion of the Offering (2)
Alpha Capital AG (3)	1,265,461	555,556	1,666,667	154,350	*
Bristol Investment Fund, Ltd. (4)	1,111,111	555,556	1,666,667	0	*
Cranshire Capital, LP (5)	1,111,112	555,556	1,666,668	0	*
Crescent International Ltd. (6)	1,111,111	555,556	1,666,667	0	*
Double U Master Fund LP (7)	1,111,111	555,556	1,666,667	0	*
Enable Growth Partners LP (8)	1,248,889	624,444	1,873,333	0	*
Enable Opportunity Partners LP (8)	251,111	125,556	376,667	0	*
Pierce Diversified Strategy Master Fund LLC, Ena (8)	166,667	83,333	250,000	0	*
Forum Partners (9)	2,642,222	1,111,111	3,333,333	420,000	*
Hudson Bay Fund, LP (10)	666,667	333,333	1,000,000	0	*
Hudson Bay Overseas Fund, LTD (10)	222,222	111,111	333,333	0	*
Highbridge International LLC (11)	555,556	277,778	833,334	0	*
Nite Capital, LP (12)	1,111,111	555,556	1,666,667	0	*
North Sound Legacy International Ltd. (13)	6,397,750	800,000	2,400,000	4,797,750	5.3%
North Sound Legacy Institutional Fund, LLC (13)	5,265,394	311,111	933,333	4,643,172	5.2%
Palisades Master Fund, LP (14)	1,111,111	555,556	1,666,667	0	*
Paragon Capital LP (15)	778,000	389,000	1,167,000	0	*
R & R Biotech Partners I, LLC (16)	888,889	444,444	1,333,333	0	*
RAQ, LLC (17)	333,333	166,667	500,000	0	*
Rodman & Renshaw, LLC (18)	529,412	1,066,680	1,596,092	0	*
Valesco Healthcare Master Fund, LP (19)	444,444	222,222	666,666	0	*

*	Less than one percent.

(1)	Consists of warrants to purchase shares of our common stock at an exercise price of $0.48 per share which become exercisable December 10, 2006.

(2)

We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares included in and offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling stockholder.

(3)	Includes warrants to purchase an aggregate of 76,575 shares of our common stock at an exercise price of $2.04 per share, and 77,775 shares of our common stock at $2.41 per share. Konrad Ackerman is the director of Alpha Capital AG, and as such has authority to vote and dispose of the securities held by Alpha Capital AG.

(4)	Bristol Capital Advisors, LLC is the investment manager of Bristol Investment Fund, Ltd. Paul Kessler is the manager of Bristol Capital Advisors, LLC and a director of Bristol Investment Fund, Ltd., and as such has authority to vote and dispose of the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of such securities.

(5)	Downsview Capital, Inc. is the general partner of Cranshire Capital, L.P. Mitchell P. Kopin is the president of Downsview Capital, Inc., and as such has authority to vote and dispose of the securities held by Cranshire Capital, L.P. Downsview Capital, Inc. and Mr. Kopin disclaim beneficial ownership of such securities.

(6)	Cantara (Switzerland) SA is the investment advisor to Crescent International Ltd. Maxi Brezzi and Bachir Taleb-Ibrahimi are managers of Cantara (Switzerland) SA, and as such have authority to vote and dispose of the securities held by Crescent International Ltd. Messrs. Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such securities.

(7)	B&W Equities, LLC is the general partner of Double U Master Fund LP. Isaac Winehouse is the manager of B&W Equities, LLC, and as such has authority to vote and dispose of the securities held by Double U Master Fund LP. Mr. Winehouse disclaims beneficial ownership of such securities.

(8)	Mitch Levine is the managing partner of Enable Growth Partners LP, Enable Opportunity Partners, LP, and Pierce Diversified Strategy Master Fund LLC, Ena, and as such has authority to vote and dispose of the securities held by such selling stockholders. These selling stockholders are affiliated with Enable Capital, LLC, a registered broker-dealer. Enable Growth Partners LP, Enable Opportunity Partners, LP, and Pierce Diversified Strategy Master Fund LLC, Ena have indicated to us that each acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities.

(9)	Includes warrants to purchase an aggregate of 120,000 shares of our common stock at an exercise price of $2.43 per share. Arnold Mullen is the managing partner of Forum Partners and as such has authority to vote and dispose of the securities held by Forum Partners.

(10)	Hudson Bay Capital Associates LLC is the general partner of Hudson Bay Fund, LP and Hudson Bay Overseas Fund, LTD. Sander Gerber is the managing member of Hudson Bay Capital Associates LLC. John Doscas, President, and Yoav Roth, Principal and Portfolio Manager of Hudson Bay Fund, LP share authority to vote and dispose of the securities held by Hudson Bay Capital Associates LLC. Messrs. Doscas and Roth disclaim beneficial ownership of the securities held by Hudson Bay Fund, LP and Hudson Bay Overseas Fund, LTD. These selling stockholders are affiliated with XTF Market Making LLC and XTF Capital LLC, both of which are registered broker-dealers. Hudson Bay Fund, LP and Hudson Bay Overseas Fund, LTD have indicated to us that each acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities.

(11)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, and as such has authority to vote and dispose of the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca are control persons of Highbridge Capital Management, LLC, and as such have authority to vote and dispose of the securities held by Highbridge International LLC. Highbridge Capital Management, LLC, Messrs. Dubin and Swieca disclaim beneficial ownership of such securities.

(12)	Nite Capital, LLC, is the general partner of Nite Capital, LP. Keith Goodman is the manager of Nite Capital, LLC, and as such has authority to vote and dispose of the securities held by Nite Capital, LP.

(13)	North Sound Capital LLC is the investment advisor to North Sound Legacy International Ltd. And North Sound Legacy Institutional Fund, LLC. Thomas McAuley is the managing member of North Sound Capital LLC, and as such has authority to vote and dispose of the securities held by North Sound Legacy International Ltd. and North Sound Legacy Institutional Fund, LLC. North Sound and Mr. McAuley disclaims beneficial ownership of the shares held by the Funds, except to the extent of their respective economic interests in each Fund.

(14)	Andrew Reckles is the general partner of Palisades Master Fund, LP, and as such has authority to vote and dispose of the securities held by Palisades Master Fund, LP.

(15)	Alan P. Donenfeld is the general partner of Paragon Capital LP, and as such has authority to vote and dispose of the securities held by Paragon Capital LP.

(16)	R & R Biotech Partners I, LLC is affiliated with Rodman & Renshaw, LLC, a registered broker-dealer. The selling stockholder has indicated to us that it acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities. Thomas Pinou has the authority to vote and dispose of the securities held by R & R Biotech Partners I, LLC.

(17)	Lindsay A. Rosenwald, M.D., is the managing member of RAQ, LLC, and as such has authority to vote and dispose of the securities held by RAQ, LLC. Dr. Rosenwald is the sole shareholder and chairman of Paramount BioCapital, Inc., registered broker-dealer. RAQ, LLC has indicated to us that it acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities.

(18)	Rodman & Renshaw, LLC acquired warrants to purchase 1,066,680 shares of our common stock from us as compensation for acting as placement agent in the June 12, 2006, financing. Rodman & Renshaw, LLC is a registered broker-dealer and, as a result, is deemed to be an “underwriter” as that term is defined under the Securities Act. John J. Borer and Thomas G. Pinou have authority to vote and dispose of the securities held by Rodman & Renshaw, LLC.

(19)	Valesco Healthcare GP, LLC is the general partner to Valesco Healthcare Master Fund, LP. I. Keith Maher, M.D., is a member and the portfolio manager of Valesco Healthcare GP, LLC, and as such has authority to vote and dispose of the securities held by Valesco Healthcare Master Fund, LP. Lindsay A. Rosenwald, M.D., is the managing member of Valesco Healthcare GP, LLC. Dr. Rosenwald is the sole shareholder and chairman of Paramount BioCapital, Inc., registered broker-dealer, and Paramount BioCapital Asset Management, Inc., an investment advisor. Dr. Maher is a managing director of Paramount BioCapital Asset Management, Inc. Valesco Healthcare Master Fund, LP has indicated to us that it acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities.

LEGAL MATTERS

DLA Piper US LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

The consolidated financial statements of Saflink Corporation and our subsidiaries as of December 31, 2005, and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

41,600,523 Shares of Common Stock

Prospectus

October 10, 2006